Filed by Revolution Acceleration Acquisition Corp pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Revolution Acceleration Acquisition Corp

Commission File No.: 001-39768

The following is the transcript of an interview with John K. Delaney that streamed on Cheddar TV on March 2, 2021.

BRAD SMITH: Welcome back to Cheddar everyone. Robotics company Berkshire Grey, which offers artificial intelligence based software and hardware solutions to automate warehouses and fulfillment centers. They're announcing a deal to go public via SPAC. Revolution Acceleration Acquisition Corp. has acquired the company at a combined worth of about $2.7 billion. Now if the deal comes in and comes amid a boom in e-commerce this thing could absolutely see some market opportunity which is driving more companies to upgrade their supply chain with automation. Joining me now is John Delaney who is the Chief Executive Officer of Revolution Acceleration Acquisition Corp. Great to have you here with us today John, and already know that there's no shortage of SPAC news out there right now. Why do you think that they've gained so much popularity so quickly?

JOHN DELANEY: Well first of all it's great to be with you Brad. You know, I think SPACs are a terrific way for a public, quite frankly. It's a much more efficient process. This SPAC has an opportunity to partner with the sponsor team that can that can add value to the company, which is what we believe happened here with Berkshire Grey. You know our sponsor group, myself and Steve Case at Revolution, you know we're business pillars we bring a lot to this situation to help Berkshire Grey become, you know, a fantastic company in the future. It already is a great company and I think SPACs make sense for companies that are looking for a more direct way of going public and I think it's good for the market because so many companies would do a late stage financing before they go public and that's an attractive financing because companies are proven and they're about to grow. And now we see those opportunities in the public market and it's a good opportunity for investors.

SMITH: Certainty a lot of people recognize the name Steve Case that you just mentioned, the former CEO of AOL. And so some significant fire power it seems from the executive side and who you're partnered up with and who you are able to work with on this. Why did you choose to focus on the robotic sector specifically.

DELANEY: What we're really focusing on here is the e-commerce market because e-commerce as we know is exploding and yeah as consumers we want you know items deliver immediately in huge selection and there's going to be no way for companies to continue to do that unless they automate. So we think automating the supply chain for retailers, e-commerce companies, you know package handling delivery companies, are the kind of clients Berkshire Grey has. That's really going to be mission critical for these companies if they want to compete against Amazon. You know, because we think the market is going is in a few years consumers are going to 100,000 choices delivered same day, and you can't do that unless you automate. Only about 5% of the warehouse fulfillment market is automated so it's a huge market opportunity and Berkshire Grey has the best solution in our judgment. You know these AI enabled robotic solutions, these fully integrated solutions really solve this problem for the retailers and e-commerce companies.

SMITH: So 5% of warehouses right now currently automated. That leaves a huge majority, 95% where there still is opportunity for this business to accelerate especially into warehouses and it happens at a time where fulfillment centers, warehouses, some of the employees are calling on their companies to allow them to unionize. How do robotics play a role in the type of head count that we may see within fulfillment centers and where employees will also be able to negotiate with their companies, should they be able to unionize?

DELANEY: So all of Berkshire Grey's customers are adding jobs at huge rates. So these are companies that are growing their employee base dramatically and the companies are having a hard time finding people because again e-commerce is exploding. So what automation does in these situations is it allows these companies to continue to scale and in our opinion it allows them to bring on employees and give them skills training so that they can do the jobs they want to do, as opposed to a lot of the jobs that companies are having a hard time getting people to do, like pick items all day and put them in packages. So we think this is ultimately very positive because it puts the companies in a situation where if they are having a hard time getting people to begin with, they can bring in people do skills training and put them into positions where you need better skills and we're better wages are available. So we think it's positive in that regard.

SMITH: Now, where does automation leave small businesses that don’t have the cash on hand to invest in this, that are still trying to just navigate the pandemic and make it through to the other side where you've got large enterprises that can say “all right we're going to throw some cash at this because this is an investment in productivity and accelerating the delivery and logistical efforts that are burdensome for them right now, quite frankly considering the amount of orders that they are seeing. And so when does this become affordable so that the smaller guys and girls out there and men and women can run their businesses and also have the same advantages of automation should they choose to do so?

DELANEY: It's a great question Brad. I mean listen we're all for small businesses and entrepreneurs, you know Steve Case's platform Revolution, which I'm partners with, you know, has invested in over 200 companies around the country. So we're very positive on entrepreneurship and small businesses. What's great about Berkshire Grey is these solutions allow smaller companies to compete. And Berkshire Grey right now is selling to a lot of very big kind of customers these anchor customers. Some of the largest retailers and e-commerce companies in the world, but they also have a product is called robotics as a service. So you don't have to by a big expensive system up front you can buy their solution as a service where you just pay an ongoing fee in Berkshire Grey will install the system and maintain it and you just pay an ongoing fees as opposed to a big capital expenditure. So we actually think these solutions are going to really empower a lot of companies to compete. You know for us it's all about making sure companies can compete against Amazon, small businesses can compete against big businesses. Berkshire Grey's really thought through their business model. So they have solutions for bigger companies and they have solutions for smaller companies and a way for smaller companies to access these state of the art, market leading robotic solutions in a way that's affordable for them. So we actually think small businesses automating their fulfillment capability is a huge market opportunity for Berkshire Grey, and it will start leveling the playing field with some of these big companies.

SMITH: Just lastly while we have you I'd be remiss if I didn't ask a politics question as well given that you were in the running at one point for President Biden’s current job and we've seen President Biden even in the early weeks and month into his administration roll out executive orders, announce initiatives. What would you say as of right now is the most mission critical initiative for President Biden and the broader Democratic Party right now as they hold the balance of power in Washington? What is the most mission critical initiative for them to try and solidify and encourage their base that there is progress being made?

DELANEY: So obviously getting the COVID relief package done I think is the top priority for the Biden Administration – as it should be – because the American people need a lot relief in a whole variety of ways. Even though the markets have been strong, we know a lot of Americans are still struggling. So we need money to ensure the vaccinations continue to get rolled out, to stand up our public health infrastructure, to help schools reopen because they have to reopen and to give people direct relief payments. So that's obviously job one and I think the administration is very focused on that and doing a good job. But the rest of their agenda, I think it's terrific. They're going to do infrastructure, particularly with a focus on clean technology and sustainable infrastructure. So I think their infrastructure bill is going to very much have kind of a sustainability theme to it, which we all know we need that. I'm a huge supporter of that. I think they're focused on doing things to help workers: minimum wage, earned income tax credit. And then we've got to do some things to just improve our democracy, voting rights etc. So these are things that this administration is focused on and I'm supportive of it. But again you know I think a lot of what the administration is doing is actually pro-business and pro-jobs and I see a great intersection there. You know investing in our future, the kind of technologies that a company like Berkshire Grey has. Making sure that we can transition you know our energy economy to clean and renewable energy is a huge important role for government there. It's very pro-business and pro-jobs. So I see a lot of convergence now that I'm back in the price sector. You know as you probably remember I started two companies to become public before I had the privilege of serving in government. Now that I’m back in the private sector, I see a lot of convergence where you can get the business and the private sector working with the government to solve these big problems.

SMITH: John Delaney is the Chief Executive Officer of Revolution Acceleration Acquisition Corp. John, thanks so much for taking the time.

IMPORTANT LEGAL INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transactions between Berkshire Grey, Inc., a Delaware corporation (“BG”) and Revolution Acceleration Acquisition Corp, a Delaware corporation (“RAAC”). Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between BG and RAAC, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of RAAC’s and BG’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of RAAC and BG. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RAAC’s securities, (ii) the risk that the proposed transaction may not be completed by RAAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RAAC, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the stockholders of RAAC, the satisfaction of the minimum trust account amount following redemptions by RAAC’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the lack of a third party valuation in determining whether or not to pursue the proposed transactions, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the amount of redemption requests made by RAAC’s public stockholders, (viii) the effect of the announcement or pendency of the proposed transaction on BG’s business relationships, operating results and business generally, (ix) risks that the proposed transaction disrupts current plans and operations of BG and potential difficulties in BG customer and employee retention as a result of the proposed transaction, (x) risks relating to the uncertainty of the projected financial information with respect to BG, (xi) risks relating to increasing expenses of BG in the future and BG’s ability to generate revenues from a limited number of customers, (xii) risks related to BG generating the majority of its revenues from a limited number of products and customers, (xiii) the passing of new laws and regulations governing the robotics and artificial intelligence industries that potentially restrict BG’s business or increase its costs, (xiv) potential litigation relating to the proposed transaction that could be instituted against BG, RAAC or their respective directors and officers, including the effects of any outcomes related thereto, (xv) the ability to maintain the listing of RAAC’s securities on The Nasdaq Stock Market LLC, either before or after the consummation of the business combination, (xvi) the price of RAAC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RAAC plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting RAAC’s business and changes in the combined capital structure, (xvii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xviii) unexpected costs, charges or expenses resulting from the proposed transaction, (xix) risks of downturns and a changing regulatory landscape and (xx) the effects of natural disasters, terrorist attacks and the spread and/or abatement of infectious diseases, such as COVID-19, on the proposed transactions or on the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transactions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RAAC’s registration statement on Form S-1 (File No. 333-250850) (the “Form S-1”), the registration statement on Form S-4 discussed below (when it becomes available) and other documents filed by RAAC from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither RAAC nor BG presently know or that RAAC and BG currently believe are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RAAC’s and BG’s expectations, plans or forecasts of future events and views as of the date of this document. RAAC and BG anticipate that subsequent events and developments will cause RAAC’s and BG’s assessments to change. While RAAC and BG may elect to update these forward-looking statements at some point in the future, RAAC and BG specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing RAAC’s and BG’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither RAAC nor BG gives any assurance that either RAAC or BG, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

This document relates to the proposed business combination between RAAC and BG (the “Business Combination”). RAAC intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary proxy statement to be distributed to holders of RAAC’s common stock in connection with RAAC’s solicitation of proxies for the vote by RAAC’s stockholders with respect to the Business Combination. After the registration statement has been filed and declared effective, RAAC will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the Business Combination set forth in the registration statement. RAAC may also file other documents with the SEC regarding the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT / PROSPECTUS, WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The documents filed by RAAC with the SEC, including the preliminary proxy statement / prospectus, when available, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by RAAC may be obtained free of charge upon written request to RAAC at 1717 Rhode Island Ave NW, Suite 1000, Washington, DC 20036, Attn: Investor Relations.

Participants in the Solicitation

RAAC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of RAAC in connection with the proposed transaction under the rules of the SEC. RAAC’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of RAAC in RAAC’s Form S-1 as well as its other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of RAAC’s stockholders in connection with the proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed Business Combination (if and when they become available) . You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by RAAC will also be available free of charge from RAAC using the contact information above.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of RAAC, BG or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

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